UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GODADDY INC.

(Name of Issuer)

Class A common stock

(Title of Class of Securities)

380237107

(CUSIP Number)

April 1, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 380237107

1	Names of Reporting Persons* YAM Special Holdings, Inc. (formerly known as The Go Daddy Group, Inc.) 86-1047155
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 36,783,681[a]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 36,783,681[a]
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 36,783,681[a]
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 23.6%[b]
12	Type of Reporting Person (See Instructions) CO

[a]	Includes 725,670 shares of the Class A common stock and 36,058,011 shares of the Class B voting common stock . Subject to the terms of the Exchange Agreement, by and among the Issuer and other parties thereto, shares of the Class B common stock are exchangeable for shares of the Class A common stock on a one-for-one basis.
[b]	Reporting Person’s 725,670 shares of Class A common stock and 36,058,011 shares of Class B common stock are an aggregate of 36,783,681 shares of common stock of the Issuer, which in the aggregate represents 23.6% of the combined voting power in the Issuer. (Based on information provided in the Issuer’s Registration Statement filed on December 30, 2015.)

SCHEDULE 13G

CUSIP No. 380237107

1	Names of Reporting Persons* Robert R. Parsons
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 36,783,681[a]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 36,783,681[a]
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 36,783,681[a]
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 23.6%[b]
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer: GoDaddy Inc.

(b)	Address of Issuer’s Principal Executive Offices: 14455 N. Hayden Rd., Scottsdale, AZ 85260

Item 2.

(a)	Name of Person Filing: YAM Special Holdings, Inc.

(b)	Address of Principal Business Office or, if None, Residence: 15475 N. 84th St., Scottsdale, AZ 85260

(c)	Citizenship: N/A

(d)	Title and Class of Securities: Class A common stock [a]

(e)	CUSIP No.: 380237107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned: 36,783,681 [a]

(b)	Percent of Class: 23.6% [b]

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 36,783,681 [a]

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 36,783,681 [a]

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. N/A

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. N/A

Item 8.	Identification and classification of members of the group. N/A

Item 9.	Notice of Dissolution of Group. N/A

Item 10.	Certifications.

*	All of the subject shares of the Issuer, GoDaddy Inc., are owned by Reporting Person, YAM Special Holdings, Inc. (formerly, The Go Daddy Group, Inc., which changed its name on or about October 26, 2015) (“YAM”). None of the subject shares of the Issuer are held personally by Reporting Person, Robert R. Parsons.

Robert R. Parsons owns and controls 100% of the shares of YAM and is YAM’s sole director and president. Accordingly, under applicable securities laws, Mr. Parsons may be deemed to be beneficial owner of securities that are owned by YAM, and this Schedule 13G includes Mr. Parsons as a Reporting Person with respect to the shares of the Issuer that are owned by YAM.

YAM and Mr. Parsons have entered into a Joint Filing Agreement to file jointly Schedule 13G and any amendments thereto with respect to securities of the Issuer, GoDaddy Inc., that are beneficially owned or deemed to be beneficially owned by them. A copy of the Joint Filing Agreement is attached to and incorporated into this Schedule 13G as Exhibit “A”.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2016

YAM SPECIAL HOLDINGS, INC.,

an Arizona corporation

By:	/s/ Robert R. Parsons
Name:	Robert R. Parsons
Title:	President

/s/ Robert R. Parsons Robert R. Parsons, Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit “A”

Rule 13d-1(k)(1) Agreement

JOINT FILING AGREEMENT

YAM Special Holdings, Inc. (formerly known as The Go Daddy Group, Inc.), an Arizona corporation, and Robert R. Parsons, individually, (the “Filing Persons”), hereby agree to file jointly a Schedule 13G and any amendments thereto relating to the aggregate beneficial ownership, including any deemed beneficial ownership, by each of the Filing Persons of any voting equity security of a class which is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, as required by Rule 13d-1 and Rule 13d-2 promulgated under the Securities Exchange Act of 1934 with respect to the issuer, GoDaddy Inc.

Each Filing Person makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or any amendments thereto with respect to the other Filing Person.

IN WITNESS WHEREOF, the undersigned have entered into this Joint Filing Agreement this 11th day of February, 2016.

YAM SPECIAL HOLDINGS, INC., an Arizona corporation

By:	/s/ Robert R. Parsons	/s/ Robert R. Parsons
Name:	Robert R. Parsons	Robert R. Parsons, Individually
Title:	President